Exhibit 1

InterOil Corporation Management Discussion and Analysis For the Quarter Ended June 30, 2008 (Unaudited) August 13, 2008
TABLE OF CONTENTS

LEGAL NOTICE — RISK FACTORS AND FORWARD-LOOKING STATEMENTS	2
INDUSTRY TRENDS	3
RISK MANAGEMENT	3
BUSINESS STRATEGY	3
INTRODUCTION	4
OPERATIONAL HIGHLIGHTS	4
FINANCIAL RESULTS	6
QUARTER AND SIX MONTH PERIOD IN REVIEW	9
LIQUIDITY AND CAPITAL RESOURCES	26
CRITICAL ACCOUNTING ESTIMATES	33
NEW ACCOUNTING STANDARDS	33
NON-GAAP MEASURES AND RECONCILIATION	33
PUBLIC SECURITIES FILINGS	35
GLOSSARY OF TERMS	35
The following Management Discussion and Analysis (MD&A) should be read in conjunction with InterOil’s audited annual consolidated financial statements and accompanying notes for the year ended December 31, 2007 and our unaudited interim financial statements and accompanying notes for the quarter and six month period ended June 30, 2008. The MD&A was prepared by the management of InterOil and provides a review of our performance in the quarter and six months ended June 30, 2008, and of our financial condition and future prospects.
Our financial statements and the financial information contained in this MD&A have been prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are presented in United States dollars (USD) unless otherwise specified. References to “we,” “us,” “our,” “Company,” and “InterOil” refer to InterOil Corporation and/or InterOil Corporation and its subsidiaries as the context requires. Information presented in this MD&A is as at June 30, 2008 unless otherwise specified.

Management Discussion and Analysis INTEROIL CORPORATION   1

LEGAL NOTICE — RISK FACTORS AND FORWARD-LOOKING STATEMENTS

This MD&A contains “forward-looking statements” as defined in U.S. federal and Canadian securities laws. Such statements are generally identifiable by the terminology used, such as “may,” “plans,” “believes,” “expects,” “anticipates,” “intends,” “estimates,” “forecasts,” “budgets,” “targets” or other similar wording suggesting future outcomes or statements regarding an outlook. We have based these forward-looking statements on our current expectations and projections about future events. All statements, other than statements of historical fact, included in or incorporated by reference in this MD&A are forward-looking statements. Forward-looking statements include, without limitation, statements regarding our plans for our exploration activities and other business segments and results therefrom, expanding our business segments, operating costs, business strategy, contingent liabilities, environmental matters, and plans and objectives for future operations, the timing, maturity and amount of future capital and other expenditures.
Many risks and uncertainties may impact the matters addressed in these forward-looking statements, including but not limited to:
•	the inherent uncertainty of oil and gas exploration activities;

•	the uncertain outcome of our negotiations with the Papua New Guinea government to determine the price at which our refined products may be sold;

•	the margins for our refined products;

•	the availability of crude feedstock at economic rates;

•	uncertainty in our ability to attract capital;

•	interest rate risk;

•	general economic conditions and illiquidity in the credit markets;

•	the recruitment and retention of qualified personnel;

•	the availability and cost of drilling rigs, oilfield equipment, and other oilfield exploration services;

•	our ability to finance the development of our LNG facility;

•	our ability to timely construct and commission our LNG facility;

•	political, legal and economic risks in Papua New Guinea;

•	our ability to renew our petroleum licenses;

•	landowner claims;

•	the uncertainty in being successful in pending lawsuits and other proceedings;

•	compliance with and changes in foreign governmental laws and regulations, including environmental laws;

•	the inability of our refinery to operate at full capacity;

•	difficulties in marketing our refinery’s output;

•	exposure to certain uninsured risks stemming from our refining operations;

•	weather conditions and unforeseen operating hazards;

•	losses from our hedging activities;

•	the impact of competition;

•	the impact of legislation regulating emissions of greenhouse gases on current and potential markets for our products;

•	fluctuations in currency exchange rates;

•	material weakness in our internal controls over financial reporting; and

•	inherent limitations in all control systems, and misstatements due to error that occur and not be detected.
Forward-looking statements and information are based on our current beliefs as well as assumptions made by, and information currently available to, us concerning anticipated financial performance, business prospects, strategies, regulatory developments, future oil and natural gas commodity prices, the ability to obtain equipment in a timely manner to carry out development activities, the ability to market products successfully to current and new customers, the impact of increasing competition, the ability to obtain financing on acceptable terms, and the ability to develop production and reserves through development and exploration activities. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate, and, therefore, we cannot assure you that the forward-looking statements included in this MD&A will prove to be accurate. In light of the significant uncertainties inherent in our forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved. Some of these and other risks and uncertainties that could cause actual results to differ materially from such forward-looking statements are more fully described under the heading “Risk Factors” in our Annual Information Form for the year ended December 31, 2007.
Furthermore, the forward-looking information contained in this MD&A is made as of the date hereof, unless otherwise specified and, will not be updated publicly or revised except as required by applicable law. The forward-looking information contained in this report is expressly qualified by this cautionary statement.
We currently have no producing reserves or resources as defined in Canadian National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. The Company includes in this MD&A information that the SEC’s guidelines generally prohibit U.S registrants from including in filings with the SEC. Investors are urged to consider closely the disclosure in the Company’s Form 40-F, available from us at www.interoil.com or from the SEC at www.sec.gov.

Management Discussion and Analysis INTEROIL CORPORATION   2

INDUSTRY TRENDS

InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. InterOil is therefore exposed to exploration and development, refining, distribution and marketing industry trends and regulation.
A summary of the various industry trends can be found under the heading “Industry Trends” in our Management Discussion and Analysis dated March 28, 2008 available at www.sedar.com. We do not believe that our business environment has changed in any material way since the date of our 2007 Management Discussion and Analysis.
RISK MANAGEMENT

Our financial results are significantly influenced by the business environment in which we operate. A summary of the various risks to which our business is subject can be found under the heading “Risk Factors” in our 2007 Annual Information Form dated March 28, 2008 available at www.sedar.com. We do not believe that our business risks have changed materially since the date of our 2007 Annual Information Form.
BUSINESS STRATEGY

InterOil’s strategy is to develop a vertically integrated energy company in Papua New Guinea and surrounding regions, focusing on niche market opportunities which provide financial rewards for InterOil shareholders, while being environmentally responsible, providing a quality working environment and contributing positively to the communities in which InterOil operates. InterOil has taken a three-pronged approach when planning to achieve this strategy by :-
1.	Capitalizing on and expanding on existing business assets.

2.	Targeted growth opportunities and acquisitions in Papua New Guinea and the surrounding regions.

3.	Positioning InterOil for long term oil and gas business success.
A summary of the strategic priorities by business segment can be found in our 2007 Annual Information Form dated March 28, 2008 available at www.sedar.com.

Management Discussion and Analysis INTEROIL CORPORATION   3

INTRODUCTION

InterOil is developing a vertically integrated energy company in Papua New Guinea and the surrounding region. Our operations are organized into four major segments:

Segments	Operations
Upstream	Exploration and Production — Explores and appraises potential oil and natural gas structures in Papua New Guinea with a view to commercializing significant discoveries.

Refining — Produces refined petroleum products at Napa Napa in Port Moresby, Papua New Guinea for the domestic market and for export.
Midstream
Liquefaction — Developing an onshore liquefied natural gas processing facility in Papua New Guinea.

Downstream	Wholesale and Retail Distribution — Markets and distributes refined petroleum products domestically in Papua New Guinea on a wholesale and retail basis.

Corporate
Corporate — Provides support to the other business segments by engaging in business development and improvement activities and providing general and administrative services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. General and administrative and integrated costs are recovered from business segments on an equitable basis. Our corporate segment results also include consolidation adjustments.

OPERATIONAL HIGHLIGHTS

Summary of operational highlights
InterOil had a very positive second quarter with strong results and a strengthened financial position We had positive drilling and testing from the Elk-4A well, resulting in the Antelope discovery, we extinguished our $130.0 million credit facility and raised additional capital in a difficult credit market, and we had profitable improvement in the Midstream — Refinery and Downstream operations during a period of highly volatile crude prices.
A summary of the key operational highlights for the quarter, for each of the segments is as follows:
Upstream
•	On May 1, 2008, the Elk-4A well flowed natural gas and gas liquids to surface confirming a discovery in the Antelope structure.

•	Three subsequent Drill Stem Tests were performed on the Elk-4A well with the logging and testing results confirming gas down to a depth of 7,668 feet (2,337 meters) indicating a significant gas column of 2,038 feet (621 meters).

•	The Elk-4A well produced at a rate of 63.9 million SCF per day with a condensate rate of 1,130 bbls per day.

•	On May 5, 2008, an Indirect Participation Interest (IPI) investor waived conversion rights to 546,667 InterOil common shares under the IPI agreement.

•	Production Development License (PDL) application progressing in respect of the Elk and Antelope structure in Petroleum Prospecting Licence (PPL) 238 being progressed for 101,250 acres (395 hectares).

•	On June 1, 2008 we sold our 28.56% interest in Petroleum Retention Licence No. (PRL) 5 for $5.0 million and our 43.13% interest in PRL 4 to for $1.5 million.

•	On June 4, 2008, appointed an independent engineering firm to evaluate the Elk and Antelope fields in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities.

Management Discussion and Analysis INTEROIL CORPORATION   4

Midstream — Refining
•	Refining operations had a gross margin of $25.2 million and Earnings before Interest, Taxes, Depreciation and Amortization (EBITDA), a non-GAAP measure, of $16.3 million for the quarter ended June 30, 2008.

•	Total refinery throughput was 21,694 barrels per operating day versus 19,714 barrels per operating day in second quarter 2007.

•	Contracted medium to long term hedges to end 2009 to capture the much higher than historical average crack spreads.
Midstream — Liquefaction
•	Negotiations on project agreement progressed with the Papua New Guinea government.

•	Progressing development stage activities aimed towards the financing, government approvals, engineering and construction of a liquefaction plant.
Downstream
•	Downstream operations generated gross margin of $13.6 million and EBITDA of $7.9 million for the quarter ended June 30, 2008

•	Total downstream sales volumes were 128.3 million liters versus 131.4 million liters in second quarter 2007.

•	Completed our Kavieng rationalization program for our distribution assets.

•	Completed upgrade of acquired aviation assets from Airlines PNG in Wewak, Madang and Lae.
Corporate
•	On May 5, 2008, converted $60.0 million of the expiring $130.0 million bridging facility into common shares with the balance of $70.0 million repaid on May 12, 2008 with funds raised from the issuance of $95.0 million worth of 8% subordinated convertible debentures.

Management Discussion and Analysis INTEROIL CORPORATION   5

FINANCIAL RESULTS

Consolidated Results for the Quarter and Six Months Ended June 30, 2008 compared to the Quarter and Six Months Ended June 30, 2007

Consolidated — Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, except per share data)	2008	2007	2008	2007

Sales and operating revenues	243,657	139,321	435,030	265,239
Interest revenue	440	545	756	1,233
Other non-allocated revenue	916	673	1,641	964

Total revenue	245,013	140,539	437,427	267,436

Cost of sales and operating expenses	(206,214)	(128,404)	(383,197)	(241,878)
Office and administration and other expenses	(21,621)	(8,608)	(30,130)	(15,592)
Gain on LNG shareholder agreement	—	6,553	—	6,553
Exploration costs	(83)	(4,518)	154	(7,840)
Exploration impairment	14	(6)	(11)	(20)
Gain on sale of oil and gas properties assets	10,246	—	10,246	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	27,355	5,556	34,489	8,659

Depreciation and amortization	(3,440)	(3,619)	(6,924)	(7,079)
Interest expense	(4,927)	(4,857)	(10,117)	(9,339)

Profit (loss) from ordinary activities before income taxes	18,988	(2,920)	17,448	(7,759)

Income tax expense	(3,383)	(47)	(4,240)	(544)
Non-controlling interest	(2)	12	(2)	(5)

Total net profit (loss)	15,603	(2,955)	13,206	(8,308)

Earnings (loss) per share (dollars) (basic)	0.48	(0.10)	0.41	(0.28)

Earnings (loss) per share (dollars) (diluted)	0.40	(0.10)	0.36	(0.28)

Total assets	596,428	520,248	596,428	520,248

Total liabilities	404,600	436,092	404,600	436,092

Gross margin (2)	37,443	10,917	51,833	23,361

Cash flows (used in)/provided by operating activities	(32,660)	4,866	(25,662)	(114)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.
Analysis of Consolidated Financial Results for the Quarter Ended June 30, 2008 compared to the Quarter Ended June 30, 2007
The net profit for the quarter ended June 30, 2008 was $15.6 million, an improvement of $18.6 million over the same quarter of 2007. The operating segments of Corporate, Midstream Refining and Downstream collectively had a net profit for the quarter of $7.4 million and the development segments of Upstream and Midstream Liquefaction had a net profit of $8.2 million.
EBITDA for the quarter ended June 30, 2008 was $27.4 million, an improvement of $21.8 million, or 392% over the same quarter of 2007.
Sales and operating revenue increased $104.4 million from $139.3 million in the quarter ended June 30, 2007 to $243.7 million in the quarter ended June 30, 2008.

Management Discussion and Analysis INTEROIL CORPORATION   6

A complete discussion of each of the business segment’s results can be found under the section “Quarter and Six Month Period in Review,” the following highlights some of the key movements, the net of which has resulted in a $18.6 million increase in our net profit from a net loss of $3.0 million in the quarter ended June 30, 2007 to a net profit of $15.6 million in the quarter ended June 30, 2008.
•	$26.5 million improvement in gross margin mainly due to the positive effect of Import Parity Price (IPP) movements over the current quarter coupled with increased domestic demand.

•	$10.2 million gain on sale of oil and gas properties — $6.5 million of this was due to the sale of our interest in PRL4 and PRL5 to Horizon Oil in June 2008. The remaining $3.7 million was due to a gain on the proceeds on conveyance being recognized, following waiver by an investor of their conversion rights under the Indirect Participation Interest Agreement dated February 25, 2005.

•	$4.4 million reduction in exploration costs during current quarter due to minimal geophysics and geology activity. Geophysics and geology costs in quarter ended June 30, 2007 related to our portion of Elk geophysics and geology costs which are expensed as incurred under the successful efforts method of accounting. The Elk seismic program was completed in the fourth quarter of 2007.
These gains against the comparative quarter were partly offset by the following:
•	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 as a result of the signing of the LNG Shareholders Agreement.

•	$13.0 million additional office and administration and other expenses were incurred mainly relating to an increase in derivative losses for non-hedge accounted contracts for the quarter of $9.6 million. These paper losses will be offset by gains in physical prices when these trades mature.
Analysis of Consolidated Financial Results for the Six Months Ended June 30, 2008 compared to the Six Months Ended June 30, 2007
Net profit for the six months ended June 30, 2008 was $13.2 million compared to a net loss of $8.3 million for same period in 2007. The operating segments of Corporate, Midstream Refining and Downstream collectively had a net profit for the six months of $7.9 million and the development segments of Upstream and Midstream Liquefaction had a net profit of $5.2 million.
EBITDA for the six months ended June 30, 2008 was $34.5 million, an increase of $25.8 million over the same period in 2007.
Sales and operating revenue for the six months ended June 30, 2008 was $435.0 million compared to $265.2 million for the same period in 2007.
The following points highlight some of the key movements that have resulted in a $13.2 million net profit for the six months ended June 30, 2008 compared with a net loss of $8.3 million for same period in 2007.
•	$28.5 million improvement in gross margin mainly due to the positive effect of IPP price movements over the current period coupled with increased domestic demand.

•	$10.2 million gain on sale of oil and gas properties — $6.5 million of this was due to the sale of our interest in PRL4 and PRL5 to Horizon Oil in June 2008. The remaining $3.7 million was due to a gain on the proceeds on conveyance being recognized, following waiver by an investor of their conversion rights under the Indirect Participation Interest Agreement dated February 25, 2005.

•	$8.0 million reduction in exploration costs during current period due to minimal geophysics and geology activity. Geophysics and geology costs in prior period ended June 30, 2007 related to our portion of Elk geophysics and geology costs which are expensed as incurred under the successful efforts method of accounting. The Elk seismic program was completed in fourth quarter of 2007.

Management Discussion and Analysis INTEROIL CORPORATION   7

These gains against the comparative six months were partly offset by the following:
•	$14.5 million additional office and administration and other expenses were incurred mainly relating to an increase in derivative losses for non-hedge accounted contracts for the six months of $11.7 million. These paper losses would be offset by gains in physical prices when these trades mature.

•	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 as a result of the signing of the LNG Shareholder’s Agreement.
Summary of Consolidated Quarterly Financial Results for Past Eight Quarters
Consolidated Quarterly Financial Results by Quarter for 2008 to date, and the Preceding Six Quarters
The following is a table containing the consolidated results for the eight quarters ended June 30, 2008 by business segment.

Quarters ended
($ thousands except per share	2008			2007			2006
data)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

Upstream	895	618	579	1,176	397	395	705	900
Midstream — Refining	197,864	176,973	137,509	168,737	114,584	103,055	147,538	94,687
Midstream — Liquefaction	19	13	26	10	5	—	—	—
Downstream	140,467	116,048	118,495	102,786	93,186	77,812	91,990	39,527
Corporate and Consolidated	(94,231)	(101,238)	(83,776)	(82,605)	(67,633)	(54,366)	(67,457)	(24,132)
Sales and operating revenues	245,014	192,414	172,833	190,105	140,539	126,896	172,776	110,982

Upstream	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)
Midstream — Refining	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674
Midstream — Liquefaction	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)
Downstream	7,893	4,529	3,627	3,301	2,760	3,028	1,143	1,954
Corporate and Consolidated	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)
Earnings before interest, taxes, depreciation and amortization (1)	27,354	7,135	6,897	(10,255)	5,557	3,102	6,873	1,370

Upstream	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(954)	(1,310)
Midstream — Refining	10,218	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)
Midstream — Liquefaction	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)
Downstream	3,107	1,921	670	(255)	2,242	2,050	(427)	1,278
Corporate and Consolidated	(5,902)	(430)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)

Net profit (loss) per segment	15,603	(2,397)	(2,713)	(17,892)	(2,954)	(5,354)	(3,379)	(7,323)

Net profit (loss) per share (dollars)

Per Share — Basic	0.48	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)
Per Share — Diluted	0.40	(0.08)	(0.09)	(0.60)	(0.10)	(0.18)	(0.11)	(0.25)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Management Discussion and Analysis INTEROIL CORPORATION   8

QUARTER AND SIX MONTH PERIOD IN REVIEW

The following section provides a review of the quarter and six months ended June 30, 2008 for each of our business segments. It includes a business summary, an operational review of the quarter and a review of financial results.
UPSTREAM — QUARTER AND SIX MONTH PERIOD IN REVIEW
Our Upstream exploration business currently holds four exploration licenses in Papua New Guinea, covering 8.7 million acres. 8.1 million acres are operated by InterOil, being Petroleum Prospecting Licenses (PPL) 236, 237, 238, referred to as the “Operated Exploration Licenses”. These three PPL’s are located onshore in the eastern Papuan Basin, northwest of Port Moresby and are wholly owned by us. In addition to these onshore interests, we also have a 15% interest in PPL 244, located offshore in the Gulf of Papua. On June 1, 2008 we sold our 43.13% working interest in PRL 4 and 28.56% working interest in PRL 5 for a total of $6.5 million.
Our current exploration efforts remain focused on PPL 238 and PPL 237. All of our 2008 exploration expenditures to June 30, 2008 relate to drilling, testing and drill site preparation in the Elk/Antelope area in PPL 238. At June 30, 2008 InterOil’s owned the following leasehold interests:

			InterOil Working	Acreage	Acreage	Discovery	Date
License	Location	Operator	Interest	Gross	Net	Wells	Drilled	Result
PPL 236	Onshore	InterOil	100.00%	2,244,449	2,244,449	None
PPL 237	Onshore	InterOil	100.00%	1,618,534	1,618,534	Bwata-1	1959	Gas/Condensate
						Puri-1	1959	Oil
PPL 238	Onshore	InterOil	100.00%	4,168,651	4,168,651	Elk-1	2006	Gas/Condensate
						Elk-4A	2008	Gas/Condensate
PPL 244	Offshore	Talisman	15.00%	675,400	101,310	None
InterOil License Holdings at June 30, 2008				8,707,034	8,132,944

Properties sold on June 1, 2008 and agreed consideration
PRL 4	Onshore	InterOil	43.13%	84,411	36,406	Stanley-1	1999	Sold June 1, 2008 for $1.5 million
PRL 5	Onshore	Santos	28.56%	189,850	54,221	Elevala-1	1990	Sold June 1, 2008 for $5.0 million
						Ketu-1	1991
Although the PPL 236, PPL 237 And PPL 238 are registered as owned 100% by InterOil entities, we were financially supported by two groups of investors, who have the right to obtain up to a 31.55% working interest in the exploration wells currently being drilled and the production revenue from any resulting fields. These indirect participation interests will be registered on the Petroleum Development Licenses (PDL) when the Government of Papua New Guinea grants it. These investors have a 31.55% interest in the next two exploration wells (after Elk-4A) and a 24.8% interest in the two subsequent exploration wells.
During 2008, one of our investors, with a 3.375% interest, elected not to continue participating in the Elk appraisal program but did commit to maintain its interest in the Antelope exploration activities. As a result of this transaction InterOil’s share of ongoing Elk appraisal/development costs has risen from 68.45% to 71.82% in Elk. The share remains unchanged in Antelope at 68.45%.

Management Discussion and Analysis INTEROIL CORPORATION   9

All Elk/Antelope interests are subject to dilution should the Government of Papua New Guinea elect to purchase, by reimbursement of past finding costs, up to a 22.5% working interest as prescribed in relevant legislation. Should this dilution occur, InterOil’s share of Elk and Antelope would be reduced to 53.05% as follows:

Elk/Antelope Field		If PNG Government
Participant	Working interests	participates
InterOil Corporation	68.45%	53.05%
IPWI Investors	24.80%	19.22%
PNG Drilling Ventures	6.75%	5.23%
Government of Papua New Guinea	0.00%	22.50%
Total	100.00%	100.00%
At June 30, 2008, we did not have any oil or gas reserves or resources, or working interests in any producing oil and gas wells and therefore no oil and gas sales revenue during 2008. The Elk structure hydrocarbons are currently being evaluated and are not classified as reserves or resources under definitions adopted by the United States or Canadian regulatory authorities. During the quarter we appointed an independent engineering firm to evaluate the discoveries under Canadian disclosure guidelines.
Upstream Operating Review
The following table shows key upstream events that occurred in the first six months of 2008 and during the year ended December 31, 2007.

	Second Quarter of	First Quarter of	Year Ended
Key Upstream Metrics	2008	2008	Dec 2007
Wells spudded in the period	—	—	2
Total footage drilled (Total Vertical Depth — feet)	541	4,549	13,602
2D seismic miles acquired	—	—	144
Total gross expenditure on 2D seismic acquisition ($ millions)	—	—	$19.5
Total gross expenditure on drilling and testing ($ millions)	$14.2	$14.7	$44.5
Elk-1 and Elk-2 Wells
No major activity occurred at the Elk-1 or Elk-2 well sites during the second quarter of 2008. The Elk-1 well drilled in 2006, has been suspended as a gas/condensate discovery. Elk-2, drilled in 2007, did not flow gas at commercial rates having penetrated the reservoir below the gas-water contact. The log test and core data from the Elk-2 well provides invaluable geological data on which estimates of the reservoir volume and producibility can be based.
Elk-4 Drilling
The Elk-4 well was spudded on November 15, 2007. It is located 0.9 miles (1.5 kilometers) south of Elk-1. At March 4, 2008, we had reached a depth of 6,578 feet (2,000 meters) and the well did not encounter the Elk limestone formation. This well was extended due to the potential to drill into the Antelope structure that seismic indicated may be encountered a further 500 meters deeper. Therefore, drilling beneath 2,000 meters has been designated as an exploratory well (see Elk 4A below) into the Antelope formation, which is immediately adjacent to the Elk formation and only separated geologically by a fault. Gross costs on drilling Elk-4 to June 30, 2008

Management Discussion and Analysis INTEROIL CORPORATION   10

were $20.1 million. As Elk-4 was not one of the eight IPWI exploration wells, our investors have contributed cash to cover their share of the Elk-4 drilling costs. Therefore, our net share of the Elk-4 costs is $14.7 million, which was capitalized at June 30, 2008, as part of our oil and gas properties, pending further evaluation of the structure.
Elk-4A Drilling
As discussed in Elk-4 Drilling above, the deepening of the Elk-4 well below 6,578 feet (2,000 meters) has been designated as the Elk-4A well, an exploratory well into the Antelope limestone structure. As an exploratory well, InterOil is responsible for 100% of these costs until testing and completion. In addition, Elk-4A is the fourth exploration well of the eight commitment wells for the IPI investors. At June 30, 2008, we had reached a depth of 7,816 feet (2,383 meters). The total cost of drilling Elk-4A was $9.4 million, all of which is borne by InterOil.
Elk-4A Testing
On May 1, 2008, while drilling at 7,402 feet (2,256 meters) the well experienced a gas kick, which resulted in a flow of natural gas and gas liquids to surface and a discovery in the Antelope Structure. The top of the Antelope limestone structure was seen at 7,120 feet (2,170 meters). The well was logged and three subsequent Drill Stem Tests (DST’s) were performed on the well down through total depth of 7,816 feet (2,383 meters). These results confirmed a gas and condensate discovery in the Antelope block. Flow rates of 14.1 MMCFPD and a condensate ratio of 12 Bbl/MMCF were observed during testing. These rates were limited by the capacity of the testing equipment which was later de-rated lower to approximately 10 MMCFPD. These logging and testing results confirmed gas down to a depth of 7,668 feet (2,337 meters) which indicates a gas column of 2,038 feet (621 meters) from the top of the reservoir in the Elk-1 well down to the lowest known gas in the Elk-4 well. While performing DST 3 from 7,628 feet (2,325 meters) to 7,819 feet (2,383 meters) the well flowed gas and formation water, however, the inflatable isolation packers used during the test became stuck and were not able to be recovered. Subsequently, the well was sidetracked around the stuck packers and was drilled back down to a total depth of 7,628 feet (2,325 meters) where DST 4 was performed to test the condensate gas ratio (CGR) in the lower section of the reservoir from 7,546 feet (2,300 meters) to 7,628 feet (2,325 meters). The CGR was measured at 18 Bbl/MMCF. This measurement is 260% higher than the ratio measured in the Elk-1 well which is located much higher in the reservoir. We did not encounter an oil leg in the Elk-4A well.
On August 5, 2008, while completing the Elk-4A well, the following results were obtained from flow testing:
•	Gas flow of 63.9 million standard cubic feet (mmscf) per day

•	Estimated condensate rate of 1,130 barrels (bbls) per day

•	Surface flowing pressure at 2,243 psi

•	Down hole reservoir pressure of approximately 3,700 psi

•	Condensate of 48 degrees API gravity
Subsequent to June 30, 2008 the well is being completed with 4 1/2” tubing as a potential producer. At June 30, 2008, gross costs on testing Elk-4A was $8.0 million, of which our investors will contribute $2.5 million, resulting in our net share of these testing costs being $5.5 million.
Antelope-1 Well
The Antelope-1 drill site is located 2.5 miles (4 kilometers) south of Elk-1 on PPL 238 and the drill site and camp construction was originally completed at March 31, 2008. In June we experienced heavy rains which caused landslides at this drill site, requiring it to be moved 300 meters to the west to more stable terrain. This new drill site is well advanced. Although efforts were made to secure a second rig to drill Antelope-1 at the same time as InterOil’s rig drilled Elk-4, it was not possible to locate a suitable rig due to the current high demand for drilling equipment. Therefore, when InterOil’s rig completes the drilling and testing of Elk-4A, it will be transported by helicopter to the new location. We anticipate the spud of Antelope-1 during the third quarter or early fourth quarter of 2008. This spud date has been delayed from the initially anticipated spud date of early in third quarter 2008 due to delays in completing the Elk-4A well.
Antelope-1 will target a seismically indicated limestone reef at approximately 5,577 feet (1,700 meters) depth with a total projected well depth of approximately 8,202 feet (2,500 meters). Gross costs to June 30, 2008 were $5.9 million, and our net

Management Discussion and Analysis INTEROIL CORPORATION   11

share of these costs is $4.0 million. The discovery of gas in the Antelope structure in the Elk-4A well provides additional support for Antelope-1 which is to be drilled substantially up-dip on the Antelope structure.
Elk Petroleum Development License Application
In order to progress the development and commercialization of the Elk/Antelope discoveries, InterOil is required to apply for one or more PDL, which will consist of the acreage surrounding the field and also acreage on which to locate facilities and pipeline right of ways. This area subject to the PDL application on PPL238 totals 101,250 acres (395 hectares). The current application covers five graticular blocks in PPL238 identified on Government maps as blocks, 2606, 2678, 2679, 2751 and 2,823, each block being 5.625 miles by 5.625 miles square (9 kms by 9kms square). This acreage would be excised from PPL238 into a separate license and will thereafter not be subject to the 50% relinquishment of the acreage that occurs at the end of the primary 6 year term of any PPL and which would occur in March 2009 (as will apply to the remaining acerage in PPL’s 238, 237 and 236). Significant work on this project is currently in progress.
Stanley-1 Testing on PRL 4 — Operated By InterOil Corporation
On June 1, 2008, InterOil accepted an offer of $1.5 million from Horizon Oil to purchase its 43.13% interest in PRL 4. The decision was made to free up cash and resources to focus on our core project of proving commercial resource volumes at Elk/Antelope. Horizon, as the remaining sole working interest owner in the block, requested that InterOil operate this project on their behalf on a fee basis for our personnel and equipment rental. We accepted and successfully completed the test. InterOil will no longer have any association with this license after the demobilization of the workover rig during the third quarter. Due to this sale, InterOil did not participate in the re-entry and production test of the Stanley-1 well other than operating the project on a fee basis.
PRL 5 — Operated By Santos
On June 1, 2008, InterOil also accepted an offer from Horizon Oil to purchase our 28.56% interest in this license for $5.0 million.
The transaction only involved the sale of licenses and not the entities that owned the PRL 4 and PRL 5 interests, hence we have retained the tax pools, which can be utilized to offset taxes otherwise payable on any future production revenues.
PPL244 — Operated By Talisman
The operator is seeking to delay the commitment of an offshore exploration well into 2009, pending further evaluation of the prospect.

Management Discussion and Analysis INTEROIL CORPORATION   12

Upstream Financial Results

Upstream—Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

Other non-allocated revenue	894	397	1,512	792

Total revenue	894	397	1,512	792

Office and administration and other expenses	(907)	(1,366)	(2,872)	(2,433)
Exploration costs	(83)	(4,518)	154	(7,840)
Exploration impairment	14	(6)	(11)	(20)
Gain on sale of oil and gas properties	10,246	—	10,246	—

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	10,164	(5,493)	9,029	(9,501)

Depreciation and amortization	(135)	(338)	(289)	(648)
Interest expense	—	—	—	—

Profit (loss) from ordinary activities before income taxes	10,029	(5,831)	8,740	(10,149)

Income tax expense	—	—	—	—

Total net profit (loss)	10,029	(5,831)	8,740	(10,149)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Analysis of Upstream Financial Results Comparing Quarter Ended June 30, 2008 and 2007
During the quarter ended June 30 2008, the Upstream business segment realized a net profit of $10.0 million as compared with a net loss of $5.8 million in the same quarter of 2007. The key variances between quarter ended June 30, 2008 and 2007 are primarily due to:
•	$6.5 million gain on sale of our interest in PRL4 and PRL5 to Horizon in June 2008

•	$3.7 million gain on the applying conveyance accounting following an IPI investor’s decision to waive its conversion rights under the IPI agreement.

•	$4.4 million reduction in exploration costs during current quarter due to minimal geophysics and geology activity. geophysics and geology costs in quarter ended June 30, 2007 related to our portion of Elk geophysics and geology costs which are expensed as incurred under the successful efforts method of accounting.
Analysis of Upstream Financial Results Comparing Six Months Ended June 30, 2008 and 2007
During the six months ended June 30 2008, the Upstream business segment had a net profit of $8.7 million as compared with a net loss of $10.1 million in the same period of 2007.
The key variances between the six months ended June 30, 2008 and 2007 are primarily due to:
•	$6.5 million gain on sale of our interest in PRL4 and PRL5 to Horizon in June 2008

•	$3.7 million gain on the applying conveyance accounting following an IPI investors’ decision to waive its conversion rights under the IPI agreement.

•	$8.0 million reduction in exploration costs during current period due to minimal geophysics and geology activity. geophysics and geology costs in prior period ended June 30, 2007 related to our portion of Elk geophysics and geology costs which are expensed as incurred under the successful efforts method of accounting.

Management Discussion and Analysis INTEROIL CORPORATION   13

Upstream Financial Results by Quarter for 2008 to date, and the Preceding Six Quarters

Upstream — Operating results	2008		2007				2006
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

Other non-allocated revenue	894	618	579	1,176	397	395	705	900
Total segment revenue	894	618	579	1,176	397	395	705	900

Office and administration and other expenses	(907)	(1,965)	(1,756)	(1,453)	(1,366)	(1,068)	(1,354)	(1,531)
Exploration costs	(83)	237	(1,234)	(4,232)	(4,518)	(3,322)	50	(505)
Exploration impairment	14	(25)	(717)	(505)	(6)	(14)	(119)	30
Gain on sale of oil and gas properties	10,246	—	—	—	—	—	—	—
Earnings before interest, taxes, depreciation and amortization (1)	10,164	(1,135)	(3,128)	(5,014)	(5,493)	(4,009)	(718)	(1,106)

Depreciation and amortization	(135)	(154)	(134)	299	(338)	(309)	(233)	(202)
Interest expense	—	—	—	—	—	—	(2)	(1)

Profit (loss) from ordinary activities before income taxes	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)

Income tax expense	—	—	—	—	—	—	—	—

Total net profit (loss)	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Management Discussion and Analysis INTEROIL CORPORATION   14

MIDSTREAM REFINING — QUARTER AND SIX MONTH PERIOD IN REVIEW
Midstream Refining Business Summary
The Midstream Refinery business segment is essentially comprised of our facilities situated at Napa Napa in Port Moresby, the capital of Papua New Guinea. Our refinery consists of a 32,500 barrel per day crude distillation unit (CDU) and a 3,500 barrel per day catalytic reforming unit (CRU). We are currently the sole refiner of hydrocarbons in Papua New Guinea and the refinery’s output is sufficient to meet all of that country’s domestic demand for diesel, jet fuel and gasoline. Diesel, jet fuel and gasoline are the primary products that we produce for the domestic market.
Operation of the crude distillation unit also results in the production of naphtha and low sulfur waxy residue. Sometimes limited volumes of LPG’s are produced depending on the nature of the crude feedstock. To the extent that we do not convert naphtha into gasoline within the crude reforming unit, we export it to the Asian markets in two grades, light naphtha and mixed naphtha, which are predominately used as petrochemical feedstocks. At present, the majority of the low sulfur waxy residue is exported, as it is valued by more complex refineries as cracker feedstock. We also market some lower sulfur waxy residue in Papua New Guinea as feed for power generation, heaters and boilers.
We have also been negotiating with the Papua New Guinea government to revise the IPP formula which governs the prices of refined product sales in Papua New Guinea. Since the period beginning November 30, 2007, an interim arrangement has been in place with PNG Government to apply a revised IPP formula for all sales from that date. Discussions are continuing with a view to finalizing a permanent replacement to the IPP formula as is required under our agreement.
Midstream Refining Operating Review

	Quarter ended June 30,		Six months ended June 30,
Key Refining Metrics	2008	2007	2008	2007

Net income/(loss) ($ millions)	$10.2	($1.1)	$9.3	$0.4
EBITDA ($ millions) (1)	$16.3	$3.8	$22.1	$10.1
Throughput (barrels per day)(2)	21,694	19,714	21,841	19,081
Cost of production per barrel(3)	$5.32	$2.80	$3.61	$2.52
Working capital financing cost per barrel of production(2)	$1.90	$0.71	$1.20	$0.71
Distillates as percentage of production	59.2%	60.6%	56.6%	58.6%

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Throughput per day has been calculated excluding shut down days.

(3)	Our cost of production per barrel and working capital financing cost per barrel have been calculated based on a notional throughput. Our actual throughput has been adjusted to include the throughput that would have been necessary to produce the equivalent amount of diesel that we imported during the year.
The Midstream Refining business segment had a net profit of $10.2 million for the quarter ended June 30 2008, up by $11.3 million from a $1.1 million net loss in the second quarter of 2007. EBITDA of $16.3 million for the quarter was up $12.6 million compared to the same period in 2007. For the six months ended June 30, 2008 net profit was $9.3 million, up $8.9 million compared to the same period in 2007. EBITDA increased $11.9 million to $22.1 million for the six months ended June 30, 2008.
In the second quarter of 2008, our total refinery throughput was 21,694 barrels per operating day versus 19,714 barrels per operating day in second quarter 2007. This increase in throughput from second quarter 2007 to second quarter 2008 was the result of operating the refinery at higher rates for shorter periods to process the available crude.

Management Discussion and Analysis INTEROIL CORPORATION   15

Our working capital costs per barrel of production have increased compared to second quarter 2007. Whilst US interest rates have fallen, this has been more than offset by the increase in the per barrel cost of crude which therefore requires increased working capital financing. Low throughput for second quarter 2008 negatively affected the working capital cost per barrel of production.
Midstream Refining Financial Results

Midstream Refining — Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

External sales	103,519	46,538	179,026	94,751
Inter-segment revenue	94,335	68,031	195,785	122,864
Interest and other revenue	10	15	25	24

Total segment revenue	197,864	114,584	374,836	217,639

Cost of sales and operating expenses	(172,655)	(110,074)	(342,128)	(204,915)
Office and administration and other expenses	(8,878)	(735)	(10,654)	(2,613)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	16,331	3,775	22,054	10,111

Depreciation and amortization	(2,724)	(2,748)	(5,485)	(5,465)
Interest expense	(3,389)	(2,156)	(7,275)	(4,247)

Profit (loss) from ordinary activities before income taxes	10,218	(1,129)	9,294	399

Income tax expense	—	—	—	—
Non-controlling interest	—	12	—	(5)

Total net profit (loss)	10,218	(1,117)	9,294	394

Gross Margin (2)	25,199	4,495	32,683	12,700

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’.
Analysis of Midstream Refining Financial Results Comparing the Quarters Ended June 30, 2008 and 2007
During the second quarter 2008, the Midstream Refining business generated a net profit of $10.2 million, compared with a net loss of $1.1 million in the same quarter 2007. The key variances between the two periods are as follows:
•	$20.7 million increase in gross margin to $25.2 million in the second quarter 2008 from $4.5 million for the same period in 2007 due to the following contributing factors:

Controllable
•	Increased direct operating costs
Non controllable
•	Increasing price environment resulting in inventory gains

•	Improved distillate margins

•	Improved LSWR margins

•	Reduced naphtha margins

•	Available crude feedstock composition resulted in poorer refining yield structure

•	Crude delays resulting in the need to sell imported products resulting in reduced gross refining margins

•	Increasing crude premiums over Tapis benchmark

Management Discussion and Analysis INTEROIL CORPORATION   16

•	$1.2 million increase in interest expense due primarily to the charge from the Corporate segment on inter-company loans that was not charged in second quarter 2007

•	$8.1 million increase in office and administration and other expenses mainly due to an increase in derivative losses for the quarter of $9.6 million offset by an increased foreign exchange gain for the quarter of $2.4 million.
Analysis of Midstream Refining Financial Results Comparing the Six Months ended June 30, 2008 and 2007
During the six months to June 30, 2008 the Midstream Refining business generated a net profit of $9.3 million, compared with a $0.4 million net profit in the same period 2007. The key variances between the two periods are as follows:
•	$20 million increase in gross margin to $32.7 million in the six months to June 30, 2008 from $12.7 million in the same period 2007

•	$8.0 million increase in office and administration and other expenses mainly due to an increase in derivative losses for the six months of $11.7 million offset by an increased foreign exchange gain for the six months of $4.0 million

•	$3.0 million increase in interest expense due mainly to the charge from the Corporate segment on inter-company loans that was not charged in the six months to June 30, 2007.
Midstream Refining Financial Results by Quarter for 2008 to date, and the Preceding Six Quarters

Midstream Refining —
Operating results	2008		2007				2006
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

External sales	103,519	75,508	53,385	85,733	46,538	48,213	79,634	69,901
Inter-segment revenue	94,335	101,449	84,094	82,989	68,031	54,833	67,894	24,665
Interest and other revenue	10	16	30	15	15	9	10	121
Total segment revenue	197,864	176,973	137,509	168,737	114,584	103,055	147,538	94,687

Cost of sales and operating expenses	(172,655)	(169,473)	(123,363)	(166,780)	(110,074)	(94,841)	(138,664)	(95,052)
Office and administration and other expenses	(8,878)	(1,776)	(4,557)	(3,289)	(735)	(1,878)	270	2,039
Earnings before interest, taxes, depreciation and amortization (1)	16,331	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674

Depreciation and amortization	(2,724)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)
Interest expense	(3,389)	(3,887)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)

Profit (loss) from ordinary activities before income taxes	10,218	(924)	3,034	(12,268)	(1,129)	1,528	3,860	(4,355)

Income tax expense	—	—	—	—	—	—	—	—
Non-controlling interest	—	—	(44)	69	12	(17)	(42)	46

Total net profit (loss)	10,218	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)

Gross Margin (2)	25,199	7,484	14,116	1,942	4,495	8,205	8,864	(486)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’

Management Discussion and Analysis INTEROIL CORPORATION   17

MIDSTREAM LIQUEFACTION — QUARTER AND SIX MONTHS IN REVIEW
Midstream Liquefaction Operating Review
Our liquefaction segment is in the early stages of its development. In May 2006, InterOil signed a memorandum of understanding with the Government of Papua New Guinea for natural gas development projects in Papua New Guinea and a tri-partite agreement with Merrill Lynch Commodities (Europe) Limited and Pacific LNG Operations Ltd., an affiliate of Clarion Finanz AG. The tri-partite agreement related to a proposal for the construction of a liquefaction plant to be built adjacent to our refinery. The joint venture is targeting a facility that will produce up to nine million tons per annum of Liquefied Natural Gas (LNG) and condensates. The infrastructure currently being contemplated includes condensate storage and handling, a gas pipeline from the Elk/Antelope field, as well as sourced suppliers of gas, and LNG storage and handling. The LNG facility is designed to interface with our existing refining facilities.
On July 30, 2007, a shareholders’ agreement was signed between InterOil LNG Holdings Inc. (100% subsidiary of InterOil), Pacific LNG Operations Ltd., Merrill Lynch Commodities (Europe) Limited and PNG LNG Inc. (“Joint Venture Company”). The signing of this shareholders’ agreement meant that PNG LNG Inc. was no longer a subsidiary of InterOil Corporation and became a jointly controlled entity between the other parties to the shareholders’ agreement, from the date of the agreement.
As part of the shareholders’ agreement, five ‘A’ Class shares were issued with full voting rights with each share controlling one board position. Two ‘A’ Class shares are owned by InterOil, two by Merrill Lynch Commodities (Europe) Limited, and one by Pacific LNG Operations Ltd. All key operational matters require either a unanimous or supermajority board resolution. As the entity is now a joint venture, guidance under CICA 3055 — ‘Interest in Joint Ventures’ has been followed and the entity has been proportionately consolidated in our consolidated financial statements from the date of the Shareholders’ Agreement.
We were also provided with ‘B’ Class shares in the Joint Venture Company with a fair value of $100.0 million in recognition of InterOil’s contribution to the LNG Project at the time of signing the Shareholders’ Agreement. Our contribution to the Joint Venture Company includes, among other things, infrastructure developed by us near the proposed LNG site at Napa Napa, our stakeholder relations within Papua New Guinea and our contribution to project development. InterOil, Merrill Lynch and Pacific LNG will contribute cash into the Joint Venture Company in response to cash calls. Under the shareholders’ agreement, we are not required to contribute towards cash calls from the Joint Venture Company until a total of $200.0 million has been contributed by the other Joint Venture partners to equalize their shareholding in the Joint Venture Company with that of InterOil. As at June 30, 2008, InterOil held 87.55% of the B class shareholding in the Joint Venture Company. The balance of the shareholding is held in equal shares by Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited.
Pacific LNG Operations Ltd. and Merrill Lynch Commodities (Europe) Limited have initially approved and agreed to provide a total of $40.0 million to fund cash costs incurred through the front end engineering and design (FEED) phase of the project and until the Final Investment Decision (FID) milestone is achieved. Both FEED and FID are defined in the Shareholders Agreement which is available on SEDAR at www.sedar.com.
Some progress has been made on a number of the key components necessary to develop a LNG project. During the first six months of 2008, we continued our negotiations with the government for a definitive project agreement.
If and when government approval is given, completion of an LNG facility will require substantial amounts of financing and construction will take a number of years to complete. No assurances can be given that we will be able to successfully finance or construct such a facility, or as to the timing of such construction. In addition, no assurance can be given that we will have access to sufficient gas reserves, whether from the Elk/Antelope location or otherwise, to support or justify an LNG facility.

Management Discussion and Analysis INTEROIL CORPORATION    18

Midstream Liquefaction Financial Results

Midstream Liquefaction — Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

Interest and other revenue	19	5	32	5

Total segment revenue	19	5	32	5

Office and administration and other expenses	(1,803)	(449)	(3,452)	(771)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	(1,784)	(444)	(3,420)	(766)

Depreciation and amortization	(16)	—	(31)	—
Interest expense	0	0	0	0

Loss from ordinary activities before income taxes	(1,800)	(444)	(3,451)	(766)

Income tax expense	(49)	—	(73)	—

Total net loss	(1,849)	(444)	(3,524)	(766)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.
Analysis of Midstream Liquefaction Financial Results Comparing the Quarters Ended June 30, 2008 and 2007
All costs to the date of shareholders’ agreement relating to this segment have been expensed. These costs included expenses relating to employees, office premises and consultants.
All costs incurred, subsequent to the date of the shareholders’ agreement on July 31, 2007, during the pre-acquisition and construction stage will be expensed as incurred, unless they can be directly identified with the property, plant and equipment of the LNG construction project. As at June 30, 2008, we have capitalized $2.3 million relating to the direct costs relating to the project.
During the quarter ending June 30, 2008, the Midstream Liquefaction business had a net loss of $1.8 million, compared with a net loss of $0.4 million in the same quarter 2007. The key variances between the two periods are as follows:
•	$1.4 million increase in office and administration and other expenses mainly due to professional fees incurred during the quarter ended June 30, 2008 in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project.
Analysis of Midstream Liquefaction Financial Results Comparing the Six Months Ended June 30, 2008 and 2007
During the six month period ending June 30, 2008, the Midstream Liquefaction business had a net loss of $3.5 million compared to a loss of $0.8 million during the same period of 2007. The key variance between the two periods is as follows:
•	$2.7 million increase in office and administration and other expenses mainly due to professional fees incurred during the six months ended June 30, 2008 in negotiations with the Government of Papua New Guinea on the LNG Project Agreement and work on drafting the engineering, procurement and commissioning contract for the LNG project.

Management Discussion and Analysis INTEROIL CORPORATION   19

Midstream Liquefaction Financial Results by Quarter for 2008 to date, and the Preceding Six Quarters

Midstream Liquefaction —
Operating results	2008		2007				2006
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

Interest and other revenue	19	13	26	10	5	—	—	—
Total segment revenue	19	13	26	10	5	—	—	—

Office and administration and other expenses	(1,803)	(1,649)	(823)	(4,114)	(449)	(322)	(396)	(298)
Earnings before interest, taxes, depreciation and amortization (1)	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)

Depreciation and amortization	(16)	(15)	(15)	—	—	—	—	—
Loss from ordinary activities before income taxes	(1,800)	(1,651)	(812)	(4,104)	(444)	(322)	(396)	(298)

Income tax expense	(49)	(24)	(13)	—	—	—	—	—
Total net loss	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Management Discussion and Analysis INTEROIL CORPORATION   20

DOWNSTREAM QUARTER AND SIX MONTHS IN REVIEW
Downstream Business Summary
Our Downstream wholesale and retail refined petroleum products distribution business is the largest and most comprehensive distribution base in Papua New Guinea. It encompasses bulk storage, aviation refueling, and the wholesaling and retailing of refined petroleum products. At the end of second quarter of 2008 we estimate that we supplied approximately 78% of Papua New Guinea’s total refined petroleum product needs compared to approximately 70% as at the end of second quarter of 2007. Our retail and wholesale distribution business distributes diesel, jet fuel, gasoline, kerosene, avgas, and fuel oil as well as branded commercial and industrial lubricants such as engine and hydraulic oils. In general, all of the refined products sold pursuant to our wholesale and retail distribution business are purchased from our refining business segment with the exception of lubricants, fuel oil and avgas.
As of June 30, 2008, we provided petroleum products to 51 retail service stations that operate under the InterOil brand name. Of the 51 service stations that we supply, 24 are owned by InterOil or head leased, with a sublease to company approved operators. The other 27 service stations are independently owned and operated. We supply products to each of these service stations pursuant to retail supply agreements.
In addition to the retail distribution network, we supply petroleum products as a wholesaler to commercial clients. More than two-thirds of the volume of petroleum products that we sold during six month period was supplied to commercial customers. Although the volume of sales to commercial customers is far larger than through our retail distribution network, the sales to our larger commercial customers are generally at lower margins.
We operate 12 aviation refueling stations throughout Papua New Guinea, thus making us the single largest aviation supplier outside Port Moresby. We own and operate 6 large terminals and 11 depots that are used as staging posts to supply product throughout Papua New Guinea. At the end of second quarter 2008, as part of our restructuring plans since the acquisition of various facilities from Shell, we have progressed repair and maintenance works to the facilities that we have selected to keep and plans are being finalized for the depots not in use so that they may be dismantled in the near future. A provision has been made in our financials for the modifications and remediation work to be done on these depots.
Downstream Operating Review

	Quarter Ended June 30,		Six Months Ended June 30,
Key Downstream Metrics	2008	2007	2008	2007

Net income ($ millions)	$3.1	$2.2	$5.0	$4.3
EBITDA ($ millions) (1)	$7.9	$2.8	$12.4	$5.8
Sales volumes (millions of liters)	128.3	131.4	258.5	254.1
Cost of distribution per liter ($ per liter) (2)	$0.07	$0.06	$0.06	$0.07

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Cost of distribution per liter includes land based freight costs and operational costs. It excludes depreciation and interest.
Major tankage repairs for the Rabaul facility, which suffered corrosion due to the active volcanic conditions in existence in that area is close to completion. Tankage repairs at the Madang facility also have been progressed and work is expected to be completed before end of the third quarter this year. Site remediation at the Kavieng facility has been completed with all tanks moved from site to Lae terminal for storage. The Madang, storage site is also currently being remediated with vertical tanks being moved to the Lae terminal for storage. Once the remediation work is completed in Madang, the land will be passed back to the lessor.

Management Discussion and Analysis INTEROIL CORPORATION   21

Downstream Financial Results

Downstream — Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

External sales	140,138	92,782	256,003	170,487
Inter-segment revenue	58	27	80	47
Interest and other revenue	271	377	432	464

Total segment revenue	140,467	93,186	256,515	170,998

Cost of sales and operating expenses	(126,623)	(88,236)	(235,865)	(161,089)
Office and administration and other expenses	(5,951)	(2,190)	(8,229)	(4,122)

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (1)	7,893	2,760	12,421	5,787

Depreciation and amortization	(582)	(552)	(1,155)	(1,007)
Interest expense	(991)	66	(2,273)	27

Profit from ordinary activities before income taxes	6,320	2,274	8,993	4,807

Income tax expense	(3,213)	(32)	(3,965)	(514)

Total net profit	3,107	2,242	5,028	4,293

Gross Margin (2)	13,573	4,573	20,218	9,445

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’
Downstream Financial Results Analysis Comparing Quarter Ended June 30, 2008 and 2007
During the quarter ended June 2008, the Downstream business achieved a net profit of $3.1 million compared with $2.2 million in the same period of 2007.
The key sources of variance between these periods were as follows:
•	$9.0 million increase in gross margin in the quarter ended June 30, 2008 over the same period last year mainly due to increased domestic demand, coupled with a net positive effect due to IPP movements as applied to the inventory sold during the period.

•	$3.8 million increase in office and administration and other expenses in the second quarter of 2008 over the comparable period of 2007, mainly due to higher Corporate allocations during the current period.

•	$1.1 million increase in interest expense in the second quarter of 2008 over the comparative period in 2007 due to interest charges from Corporate to Downstream on intercompany loans. The interest recharges commenced in the third quarter of 2007.

•	$3.2 million increase in income tax expense during the second quarter of 2008 over the same quarter of 2007 due to higher operating profits.
Downstream Financial Results Analysis Comparing Six Months Ended June 30, 2008 and 2007
During the six months ended June 2008, the Downstream business had a net profit of $5.0 million compared with $4.3 million in the same period of 2007.
The key sources of variance between these periods were as follows:

Management Discussion and Analysis INTEROIL CORPORATION   22

•	$10.8 million increase in gross margin in the six months ended June 30, 2008 over same period last year was mainly due to increased domestic demand, coupled with a net positive effect due to IPP movements as applied to the inventory sold during the period

•	$4.1 million increase in office and administration and other expenses due mainly to higher Corporate allocations during the current period.

•	$2.3 million increase in interest expense in the six months of 2008 over the comparative period in 2007 due to interest charges from Corporate to Downstream on intercompany loans. The interest recharges commenced in the third quarter of 2007
Downstream Financial Results by Quarter for 2008 to date, and the Preceding Six Quarters

Downstream —
Operating results	2008		2007				2006
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

External sales	140,138	115,865	118,538	102,632	92,782	77,705	90,695	39,451
Inter-segment revenue	58	22	18	16	27	20	(29)	43
Interest and other revenue	271	161	(61)	138	377	87	1,324	33
Total segment revenue	140,467	116,048	118,495	102,787	93,186	77,812	91,990	39,527

Cost of sales and operating expenses	(126,623)	(109,242)	(109,391)	(98,324)	(88,236)	(72,853)	(87,521)	(35,743)
Office and administration and other expenses	(5,951)	(2,278)	(5,477)	(1,161)	(2,190)	(1,931)	(3,326)	(1,830)
Earnings before interest, taxes, depreciation and amortization (1)	7,893	4,528	3,627	3,301	2,760	3,028	1,143	1,954

Depreciation and amortization	(582)	(573)	(700)	(497)	(552)	(456)	(537)	(222)
Interest expense	(991)	(1,282)	(1,145)	(3,320)	66	(39)	(36)	(38)

Profit (loss) from ordinary activities before income taxes	6,320	2,673	1,782	(516)	2,274	2,533	570	1,694

Income tax expense	(3,213)	(752)	(1,112)	261	(32)	(483)	(997)	(416)

Total net profit (loss)	3,107	1,921	670	(255)	2,242	2,050	(427)	1,278

Gross Margin (2)	13,573	6,645	9,165	4,324	4,573	4,872	3,145	3,751

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(2)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’

Management Discussion and Analysis INTEROIL CORPORATION   23

CORPORATE QUARTER AND SIX MONTHS IN REVIEW
Our Corporate segment engages in business development and improvement, provides common services and management, undertakes financing and treasury activities, and is responsible for government and investor relations. Common and integrated costs are recovered from business segments on an equitable allocation basis.
Corporate Financial Results

Corporate — Operating results	Quarter ended June 30,		Six months ended June 30,
($ thousands, unless otherwise indicated)	2008	2007	2008	2007

Inter-segment revenue elimination (1)	(94,393)	(68,058)	(195,865)	(122,911)
Interest revenue	161	424	396	911
Other non-allocated revenue	—	—	—	—

Total revenue	(94,232)	(67,634)	(195,469)	(122,000)

Cost of sales and operating expenses elimination (1)	93,065	69,906	194,796	124,126
Office and administration and other expenses (2)	(4,081)	(3,866)	(4,921)	(5,651)
Gain on LNG shareholder agreement	—	6,553	—	6,553

Earnings before interest, taxes, depreciation and amortization (non-GAAP measure) (3)	(5,248)	4,959	(5,594)	3,028

Depreciation and amortization (4)	17	20	35	42
Interest expense (5)	(547)	(2,768)	(567)	(5,120)

Profit (loss) from ordinary activities before income taxes	(5,778)	2,211	(6,126)	(2,050)

Income tax expense	(122)	(15)	(203)	(29)
Non-controlling interest	(2)	—	(2)	—

Total net profit (loss)	(5,902)	2,196	(6,331)	(2,079)

Gross Margin (6)	(1,328)	1,848	(1,069)	1,215

(1)	Represents the elimination upon consolidation of our refinery sales to other segments and other minor inter-company product sales.

(2)	Includes the elimination of inter-segment administration service fees.

(3)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

(4)	Represents the amortization of a portion of costs capitalized to assets on consolidation.

(5)	Includes the elimination of interest accrued between segments.

(6)	Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’ and represents elimination upon consolidation of our refinery sales to other segments
Analysis of Corporate Financial Results Comparing Quarter Ended June 30, 2008 and 2007
Key movements in Corporate between the quarter ended June 2008 and the same quarter of 2007 were as follows:
•	$2.0 million increase in interest revenue less interest expenses. This is due predominantly to the charging of interest expense to other streams on the intercompany loan balances at market rates.

•	$3.1 million decrease in net income on intra-group profit eliminated on consolidation between Midstream and Downstream as compared to the prior year quarter

•	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 due to the signing of the LNG Shareholder’s Agreement

Management Discussion and Analysis INTEROIL CORPORATION   24

Analysis of Corporate Financial Results Comparing Six Months Ended June 30, 2008 and 2007
Key movements in Corporate between the six months ended June 2008 and same period of 2007 were as follows:
•	$4.0 million increase in interest revenue less interest expenses. This is due predominantly to the charging of interest expense to other streams on the intercompany loan balances at market rates.

•	$2.3 million decrease in net income on intra-group profit eliminated on consolidation between Midstream and Downstream as compared to the prior year period

•	$0.7 million reduction in office and administration and other expenses mainly to higher recharges of head office expenses to respective operating segments, offset in part by non-cash stock compensation expense associated with our stock incentive plans for employees and directors.

•	$6.6 million one-time gain recognized in the quarter ended June 30, 2007 due to the signing of the LNG Shareholder’s Agreement.
Corporate Financial Results by Quarter for 2008 to date, and the Preceding Six Quarters

Corporate —
Operating results	2008		2007				2006
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

Inter-segment revenue elimination	(94,393)	(101,472)	(84,112)	(83,005)	(68,058)	(54,853)	(67,864)	(24,708)
Interest revenue	161	235	336	401	424	487	457	554
Other unallocated revenue	—	—	—	—	—	—	(50)	22
Total segment revenue	(94,232)	(101,237)	(83,776)	(82,604)	(67,634)	(54,366)	(67,457)	(24,132)

Cost of sales and operating expenses elimination	93,065	101,730	83,121	83,005	69,906	54,220	66,649	24,708
Office and administration and other expenses	(4,081)	(839)	(1,739)	(3,506)	(3,866)	(1,785)	(1,491)	(1,429)
Gain on LNG shareholder agreement	—	—	—	—	6,553	—	—	—
Earnings before interest, taxes, depreciation and amortization (1)	(5,248)	(346)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)

Depreciation and amortization	17	18	21	20	20	21	22	24
Interest expense	(547)	(21)	99	6,253	(2,768)	(2,352)	(3,131)	(1,981)

Profit (loss) from ordinary activities before income taxes	(5,778)	(349)	(2,274)	3,168	2,211	(4,262)	(5,408)	(2,810)

Income tax expense	(122)	(81)	(11)	212	(15)	(13)	(10)	125
Non-controlling interest	(2)	0	(1)	2	—	—	(2)	1

Total net profit (loss)	(5,902)	(430)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)

(1)	Earnings before interest, taxes, depreciation and amortization is a non-GAAP measure and is reconciled to GAAP under ‘Non-GAAP measures and reconciliation’ section in this document.

Management Discussion and Analysis INTEROIL CORPORATION   25

LIQUIDITY AND CAPITAL RESOURCES

Summary of Debt facilities
Summarized below are the debt facilities available to the Company that are outstanding as at June 30, 2008.

		Balance
		outstanding
Organization	Facility	June 30, 2008	Maturity date

OPIC secured loan	$67,000,000	$67,000,000	December 31, 2015
8% Debentures	$95,000,000	$95,000,000	May 9, 2013
BNP Paribas working capital facility	$200,000,000	$74,058,565 (1)	August 31, 2008
Merrill Lynch bridging facility	$130,000,000	Fully repaid	May 12, 2008

(1)	Excludes letters of credit outstanding of $95.0 million and bank guarantees on hedging facility outstanding of $11.0 million.
OPIC Secured Loan (Midstream)
On June 12, 2001, we entered into a loan agreement with OPIC to secure a project financing facility of $85.0 million. The loan is secured over the assets of the refinery. The interest rate on the loan is equal to the treasury cost applicable to each promissory note outstanding plus 3% OPIC spread, and is payable quarterly in arrears. Half-yearly principal repayments of $4.5 million each are due on June 30 and December 31 of each year until the end of the loan agreement, being December 31, 2015. During June 2008, an installment of $4.5 million and the accrued interest on the loan was paid.
8% Subordinated Debentures (Corporate)
On May 13, 2008, the Company completed the issue of $95.0 million unsecured 8% subordinated convertible debentures with a maturity of five years. The conversion price applicable to these debentures is $25.00 per share, with Company having the right to require the debenture holders to convert if the daily Volume Weighted Average Price (VWAP) of the common shares is at or above $32.50 for at least 15 consecutive trading days. Accrued interest on these debentures is to be paid semi-annually in arrears, in May and November of each year, commencing November 2008. $70.0 million of the funds from this debenture issue was used to repay outstanding balance under the Merrill Lynch bridging facility. The remaining funds will be used for appraisal and development of the Elk/Antelope structures.
Subsequent to the quarter ended June 30, 2008, 600,000 debentures amounting to $15,000,000 were converted into common shares..
BNP Paribas Working Capital Facility (Midstream)
On August 9, 2007, approval was received for the renewal of the $170.0 million Secured Revolving Crude Import Facility with BNP Paribas (Singapore Branch). This crude import facility is used to finance purchases of crude feedstock for our refinery. Our ability to borrow additional amounts under this crude import facility currently expires on August 31, 2008. As of June 30, 2008, $19.9 million remained available for use under the crude import facility. The weighted average interest rate under the crude import facility was 5.5% for the six months ended June 30, 2008.
During the quarter ended June 30, 2008, this facility was temporarily increased by BNP Paribas to $200,000,000 to accommodate higher crude prices and resulting increases in working capital requirements. As at August 13, 2008, the Company is in the process of negotiating a permanent increase, in light of the increasing crude price environment, and renewal of the working capital facility.
Merrill Lynch Secured Bridging Facility (Corporate)

Management Discussion and Analysis INTEROIL CORPORATION   26

InterOil entered into a loan agreement for $130.0 million on May 3, 2006 with Merrill Lynch and Clarion Finanz, and as at March 31, 2008 had fully drawn down the facility. The facility was for a fixed term of two years and was due for repayment on May 5, 2008. During renegotiation discussions in May, 2008 an agreed 7 day extension to May 12, 2008 was granted.
On May 6, 2008, $60.0 million of this bridging facility from Clarion Finanz was converted into common shares of the Company in satisfaction of the debt. The remaining $70.0 million was repaid on May 12, 2008 to Merrill Lynch from the proceeds of our offering of 8% convertible debentures due in 2013.
While cash flows from operations are expected to be sufficient to cover our operating commitments, should there be a major deterioration in refining or downstream margins, or the pricing review not yield an agreement for the revision of the IPP formula applicable to our refined product, our operations may not generate sufficient cash flows to cover all of the interest and principal payments under our debt facilities noted below. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these debt facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Other Sources of Capital
Upstream
We fund our Upstream capital expenditures for our exploration drilling program using the proceeds of the $125.0 million Indirect Participation Interest (IPI) Agreement that we entered into in February 2005. For expenditures on the extended well program and other appraisal wells, funding of our share of these costs is sourced from operational cash flows, secured loans or equity raising activities. Cash calls are also made from IPI investors for their share of interest in these appraisal wells.
In December, 2007, we completed a private placement of common stock yielding gross proceeds of $25.0 million, after having previously (on November 21, 2007) completed a private placement of convertible preference shares yielding gross proceeds of $15.0 million. The funds from these offerings were used for appraisal and development of the Elk/Antelope structures.
Downstream
Our Downstream working capital and capital investment programs are funded by cash generated from operating activities.
Summary of Cash Flows

	Quarter ended June 30		Six months ended June 30,
($ thousands)	2008	2007	2008	2007

Net cash inflows/(outflows) from:

Operations	(32,660)	4,866	(25,662)	(114)
Investing	(21,885)	(2,256)	(24,806)	(11,168)
Financing	66,268	(4,306)	35,418	2,007

Net cash movement	11,723	(1,696)	(15,050)	(9,275)

Opening cash	17,089	24,102	43,862	31,681

Closing cash	28,812	22,406	28,812	22,406

Management Discussion and Analysis INTEROIL CORPORATION   27

Operating Activities
For the quarter ended June 2008 cash used by our operating activities was $32.7 million compared with cash provided by operating activities of $4.9 million in the same quarter of 2007. The operating cash flows for these periods include:
•	$15.0 million inflow in our cash provided by operations, prior to changes in working capital, in the quarter ended June 30, 2008 compared to a cash inflow of $4.1 million in the same quarter of 2007.

•	$47.7 million outflow in working capital movement in the second quarter of 2008 as compared to $0.8 million inflow for same quarter of 2007. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing crude and refined product price environment.
For the six months ended June 30, 2008, cash used by our operating activities was $25.7 million compared to $0.1 million in the same period 2007. The operating cash flows for these periods include:

•	$16.4 million inflow in our cash provided by operations, prior to changes in working capital, in the six months ended June 30, 2008 compared to a cash inflow of $8.5 million in the same period of 2007.

•	$42.1 million outflow in working capital movement in the six months ended June 30, 2008 as compared to $8.6 million outflow for same period of 2007. These working capital movements relate to the timing of receipts, payments and inventory purchases, along with the increasing crude and refined product price environment.
Investing Activities
For the quarter ended June 30 2008, cash used in our investing activities was $21.9 million compared with $2.3 million for the same quarter of 2007. During these periods, the cash used on investing activities consisted primarily of:
•	$14.9 million outflow on oil and gas exploration expenditure for the second quarter of 2008 relating to the Elk-4A drilling and extended well drilling program versus $16.7 million in same quarter of 2007 related to drilling and seismic activities. The extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for each IPI Investors’ share of these costs.

•	$1.5 million proceeds received from the sale of our interest in PRL 4 and 5. Out of the total sale price of $6.5 million, $1.5 million was received during the quarter, $3.5 million has been received subsequent to quarter end, and the balance $1.5 million is expected to be received soon

•	$6.0 million outflow due to an increase in our secured cash balances in the second quarter of 2008 versus an inflow due to decrease of $16.9 million in same quarter of 2007.
For the six months ended June 30 2008, cash used in our investing activities was $24.8 million compared with $11.2 million for the same period of 2007. During these periods, the cash used on investing activities consisted primarily of:
•	$29.1 million outflow on oil and gas exploration expenditure for the six months to June 30, 2008 relating to the Elk-4A drilling and extended well drilling program versus $28.4 million in same period of 2007 related to drilling and seismic activities. The Elk extended well program is not directly covered by the initial indirect participation interest contributions. Therefore, we must make separate cash calls for each IPI Investors’ share of these costs.

•	$4.3 million inflow from cash calls from IPI investors in relation to the Elk extended well programs as compared to $9.9 million in the same period of 2007

•	$1.5 million proceeds received from the sale of our interest in PRL 4 and 5.

•	$4.0 million outflow due to an increase in our secured cash balances in the six months to June 30, 2008 versus an inflow due to decrease of $11.2 million in same period of 2007.

Management Discussion and Analysis INTEROIL CORPORATION   28

•	$4.7 million inflow in non-cash working capital movement in the six months to June 30, 2008 relating to an increase in accounts payable and accrued liabilities of our development segments, in relation to oil and gas properties and the LNG project, compared to a $0.5 million inflow in the same period of 2007
Financing Activities
For the quarter ended June 30, 2008, cash provided by our financing activities amounted to $66.3 million compared to a net outflow of $4.3 million for the same quarter of 2007. The cash movements generated by financing activities were primarily due to:
•	$41.0 million proceeds from the BNP Paribas working capital facility compared to $11.6 million outflow due to the repayment on the same facility during the same quarter of 2007

•	$94.8 million net proceeds from the issuance of debentures, offset by $70 million repayment of the Merrill Lynch bridging facility and $4.5 million repayment of a secured loan

•	Cash inflows of $4.5 million relating to the Elk option agreement and $0.9 million proceeds from the LNG cash call

•	During the same quarter of 2007 there were cash inflows of $5.0 million relating to the Elk option agreement, and $2.1 million proceeds from the LNG cash call
For the six months ended June 30, 2008, cash provided by financing activities amounted to $35.4 million compared to $2.0 million during the same period of 2007. The cash movements generated by financing activities were primarily due to:
•	$7.6 million proceeds from the BNP Paribas working capital facility compared to $7.4 million outflow due to the repayment on the same facility during the first six months of 2007

•	$94.8 million net proceeds from the issuance of debentures, offset by $70 million repayment of the Merrill Lynch bridging facility and $4.5 million repayment of a secured loan

•	$4.5 million inflow during the six months to June 30, 2008 relating to the Elk option agreement,

•	$3.5 million proceeds from the cash calls to LNG joint venture partners in issue of ‘B’ class shares in the Joint Venture company, compared to $4.1 million in the same period of 2007
Capital Expenditures
Upstream Capital Expenditures
Gross capital expenditures for exploration in Papua New Guinea for the quarter ended June 30, 2008 were $14.9 million compared with $16.7 million during the same period of 2007. Our capital expenditures for the quarter ended June 30, 2008 consisted of:
•	$5.9 million on drilling the Elk-4A exploratory well which has intersected Antelope structure.

•	$8.0 million on testing the Elk-4A appraisal well as part of the Elk extended well program.

•	$1.0 million on preparatory costs on our next appraisal well Antelope-1.

•	Fixed assets and inventory movement made up the balance of the expenditure.
Gross capital expenditures for exploration in Papua New Guinea for the six months ended June 30, 2008 were $29.1 million compared with $28.4 million during the same period of 2007. Our capital expenditures for the six months ended June 30, 2008 consisted of:
•	$9.0 million on drilling the Elk-4 appraisal well as part of the Elk extended well program.

•	$9.4 million on drilling the Elk-4A exploratory well which has intersected Antelope structure.

•	$8.0 million on testing the Elk-4A appraisal well as part of the Elk extended well program.

•	$2.7 million on preparatory costs on our next appraisal well Antelope-1.

•	Fixed assets and inventory movement made up the balance of the expenditure.

Management Discussion and Analysis INTEROIL CORPORATION   29

The IPI investors are required to fund 31.55% of the Elk extended well program costs to maintain their interest in the well program. The amounts capitalized in our books, or expensed as incurred, in relation to the extended well program are the net amounts after adjusting the IPI investors’ interest in the program.
Midstream Capital Expenditures
There were no major capital expenditures in our Midstream refinery business segment for the quarter ended June 30, 2008.
Downstream Capital Expenditures
Capital expenditures for the Downstream wholesale and retail distribution business segment were $1.9 million for six months ended June 30, 2008 and related to major tankage repairs in Rabaul.
Capital Requirements
The capital requirements for each of our business segments are discussed below. The oil and gas industry is capital intensive and our business plans necessarily involve raising additional capital. The availability and cost of such capital is highly dependent on market conditions at the time we raise such capital. No assurance can be given that we will be successful in obtaining new sources of capital on terms that are acceptable to us.
Upstream
We are obliged under our $125.0 million indirect participation agreement entered into in February 2005 to drill eight exploration wells.
We may have to raise additional funds in order for us to complete the program and meet the obligation to drill the remaining four wells under the indirect participation agreement. The cost of drilling exploration wells in Papua New Guinea is subject to numerous factors, including the location where such wells are drilled. If we are unable to drill future exploration wells at a cost per well that is significantly lower than the costs of the Elk wells drilled to date, we may not have sufficient funds to satisfy our obligations under the indirect participation agreement, and would look to farm out or raise additional capital. However, we can provide no assurances that a farm out will be completed, that the terms of any such farm out will be acceptable to us or that we will be successful in raising additional capital.
In order to evaluate the Elk discovery of gas and gas liquids, we will be required to drill additional appraisal wells. We are required to obtain the consent of the investors under the indirect participation interest agreement to use proceeds raised under the agreement to drill non-exploration wells or we will be required to raise additional funds to support this development. We can provide no assurances that we will be able to obtain such approvals or financing on terms that are acceptable.
In the event that we establish sufficient gas resources and reserves, we will also be required to attract substantial amounts of financing for the Elk field development and delivery of gas to the LNG project and it will take a number of years to complete these projects. In the event that the viability of the LNG project is established, we plan to use a combination of debt, equity and the partial sale of capitalized properties to strategic investors to raise adequate capital. The availability and cost of various sources of financing is highly dependent on market conditions at the time and we can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable.
Midstream — Refining
We believe that we will have sufficient funds from our operating cashflows to pay our estimated capital expenditures for 2008. Additionally, we also believe cash flows from operations are expected to be sufficient to cover the costs of operating our refinery and the financing charges incurred under our crude import facility. Should there be a major deterioration in refining margins or the pricing review not yield an agreement for the revision of the pricing formula applicable to our refined product, our refinery may not generate sufficient cash

Management Discussion and Analysis INTEROIL CORPORATION   30

flows to cover all of the interest and principal payments under our secured loan agreements. As a result, we may be required to raise additional capital and/or refinance these facilities in the future. We can provide no assurances that we will be able to obtain such additional capital or that our lenders will agree to refinance these facilities, or, if available, that the terms of any such capital raising or refinancing will be acceptable to us.
Midstream — Liquefaction
Completion of any LNG facility will require substantial amounts of financing and construction will take a number of years to complete. As a joint venture partner in the project, if the project proceeds we would be required to fund our share of the development costs after the initial costs of $200.0 million are funded by our joint venture partners to equalize their shareholding. No assurances can be given that we will be able to source sufficient gas reserves, successfully construct such a facility, or as to the timing of such construction. The availability and cost of capital is highly dependent on market conditions at the time we raise such capital. We can provide no assurances that we will be able to obtain such financing or conduct such sales on terms that are acceptable to us.
Downstream
We believe on the basis of current market conditions and the status of our business that our cash flows from operations will be sufficient to meet our estimated capital expenditures for our wholesale and retail distribution business segment for 2008.
Contractual Obligations and Commitments
The following table contains information on payments for contracted obligations due for each of the next five years and thereafter. It should be read in conjunction with our financial statements in the quarter ended June 30, 2008 and the notes thereto:

	Payments Due by Period
Contractual obligations		Less than	1 — 2	2 — 3	3 — 4	4 — 5	More than
($ thousands)	Total	1 year	years	years	years	years	5 years

Secured loan obligations	67,000	9,000	9,000	9,000	9,000	9,000	22,000
Accrued financing costs	363	363	—	—	—	—	—
Indirect participation interest (1)	1,384	540	844	—	—	—	—
Indirect participation interest (2)	87,878	—	87,878	—	—	—	—
PNG LNG Inc. Joint Venture (proportionate share of commitments)	1,748	1,668	80	—	—	—	—
Petroleum prospecting and retention licenses (3)	—	—	—	—	—	—	—

Total	158,373	11,571	97,802	9,000	9,000	9,000	22,000

(1)	These amounts represent the estimated cost of completing our commitment to drill exploration wells under our indirect participation interest agreement entered into in July 2003. See Note 18 to our unaudited financial statements for the six months ended June 30, 2008.

(2)	The liability presented in relation to indirect participation interest is not a cash commitment and will be resolved once the IPI investors have elected to convert their interests into a joint venture interest or shares in InterOil Corporation. InterOil’s commitment is to complete the eight well drilling program. As at June 30, 2008, management estimates that a further $46.4 million will be required to be spent to fulfill this commitment.

(3)	InterOil must drill an exploration well in Petroleum Prospecting License 237 prior to the end of March 2009 in order to retain this license. As the cost of drilling this well cannot be estimated, it is not included within the above table.

Management Discussion and Analysis INTEROIL CORPORATION   31

Off Balance Sheet Arrangements
Neither during the quarter or six months ended, nor as at June 30, 2008, did we have any off balance sheet arrangements or any relationships with unconsolidated entities or financial partnerships.
Transactions with Related Parties
Petroleum Independent and Exploration Corporation, a company owned by Mr. Mulacek, our Chairman and Chief Executive Officer, earned management fees of $75,000 during the six months ended June 30, 2008 (June 2007 — $75,000). This management fee relates to Petroleum Independent and Exploration Corporation being appointed the General Manager of one of our subsidiaries, S.P. InterOil, LDC, in compliance with the OPIC loan requirements.
Breckland Limited has previously provided technical and advisory services to us on normal commercial terms. Mr. Roger Grundy, one of our directors, is also a director of Breckland Limited and provided consulting services to us as an employee of Breckland. Amounts paid or payable to Breckland for technical services during the six month period amounted to $nil (Jun 2007 — $33,003). An amount of $9,562 was reimbursed by the Company in February 2008 for expenses associated with Mr. Grundy’s travel for board meetings.
Amounts due to directors and executives at June 30, 2008 totaled $30,500 for directors fees (June 2007 — $30,500) and $nil for executive bonuses (June 2007 — $nil).
Share Capital
Our authorized share capital consists of an unlimited number of common shares and unlimited number of preferred shares, of which 1,035,554 series A preference shares are authorized. As of June 30, 2008, we had 34,000,180 common shares and 517,777 preference shares outstanding (42,772,209 common shares on a fully diluted basis).
Derivative Instruments
Our revenues are derived from the sale of refined products. Prices for refined products and crude feedstocks are extremely volatile and sometimes experience large fluctuations over short periods of time as a result of relatively small changes in supplies, weather conditions, economic conditions and government actions. Due to the nature of our business, there is always a time difference between the purchase of a crude feedstock and its arrival at the refinery and the supply of finished products to the various markets.
Generally, we are required to purchase crude feedstock two months forward, whereas the supply/export of finished products will take place after the crude feedstock is discharged and processed. Because of this timing difference, there is an impact on our cost of crude feedstocks and the revenue from the proceeds of the sale of products, due to the fluctuation in prices during the time period. Therefore, we use various derivative instruments as a tool to reduce the risks of changes in the relative prices of our crude feedstocks and refined products. Such an activity is better known as hedging and risk management. These derivatives, which we use to manage our price risk, effectively enable us to lock-in the refinery margin such that we are protected in the event that the difference between our sale price of the refined products and the acquisition price of our crude feedstocks contracts are reduced. On the flip side, when we have locked-in the refinery margin and if the difference between our sales price of the refined products vis-à-vis our acquisition price of crude feedstocks expands or increase, then the benefits would be limited to the locked-in margin.
The derivatives instrument which we generally use is the over-the-counter (OTC) swap. The swaps transactions are concluded between counterparties in the derivatives swaps market, unlike futures which are transacted on the IPE and Nymex Exchanges. It is common place among refiners and trading companies in the Asia Pacific market to use derivatives swaps as a tool to hedge their price exposures and margins. Due to the wide usage of derivatives tools in the Asia Pacific region, the swaps market generally provides sufficient liquidity for the hedging and risk management activities. The derivatives swaps instrument covers commodities or products such as jet and kerosene, diesel, naphtha, and also crudes such as Tapis and Dubai. Using these tools, we

Management Discussion and Analysis INTEROIL CORPORATION   32

actively engage in hedging activities to lock in margins. Occasionally, there is insufficient liquidity in the crude swaps market and we then use other derivative instrument such as Brent futures on the IPE Exchange to hedge our crude costs.
For a detailed description of our current derivative contracts as of June 30, 2008, see Note 7 to our financial statements for the quarter and six months ended June 30, 2008 and 2007.
We will continue with our hedging and risk management program in 2008 and we will continue to evaluate new approaches to enhance our hedging arrangement and margin protection.
CRITICAL ACCOUNTING ESTIMATES

Certain of our accounting policies require that we make decisions with respect to the formulation of estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. For a discussion of those accounting policies, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2007 available at www.sedar.com.
NEW ACCOUNTING STANDARDS

For a discussion of the new accounting standards to be used by us in 2008, please refer to our Management’s Discussion and Analysis for the year ended December 31, 2007 available at www.sedar.com
In 2006, the Accounting Standards Board (AcSB) announced its intentions to adopt International Financial Reporting Standards (IFRS) as Canadian GAAP, tentatively effective January 1, 2011. In anticipation of the change, the AcSB began revising certain Canadian accounting standards to conform to IFRS in advance of the 2011 implementation date. The required change to IFRS is mandatory for all Canadian publicly accountable entities (PAEs), which includes those with public debt.
The SEC currently has allowed foreign private issuers using IFRS as their primary GAAP to not provide reconciliation to U.S. GAAP in their financial statements. The AcSB in Canada is also evaluating the possibility of allowing entities to early adopt IFRS reporting.
InterOil will strongly consider early adopting IFRS, if allowed by the AcSB, to benefit from the exemption from U.S. GAAP reconciliation. The Company has set up a Steering Committee and Project Management Team to evaluate the key differences between Canadian GAAP and IFRS and prepare for the transition. The Steering Committee will report to the Audit Committee on a regular basis on the progress of the transition project and key differences that need to be addressed for the transition.
Based on the preliminary work performed on evaluating key differences between Canadian GAAP and IFRS as applicable to InterOil, no major differences were noted that would have significant impact on transition to IFRS.
NON-GAAP MEASURES AND RECONCILIATION

Earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, represents our net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used by InterOil to analyze operating performance. EBITDA does not have a standardized meaning prescribed by United States or Canadian generally accepted accounting principles and, therefore, may not be comparable with the calculation of similar measures for other companies. The items excluded from EBITDA are significant in assessing our operating results. Therefore, EBITDA should not be considered in isolation or as an alternative to net earnings, operating profit, net cash provided from operating activities and other measures of financial performance prepared in accordance with Canadian generally accepted accounting principles. Further, EBITDA is not a measure of cash flow under Canadian generally accepted accounting principles and should not be considered as such. For reconciliation of EBITDA to the net income (loss) under GAAP, refer to the Non GAAP Measures Reconciliation of this MD&A.

Management Discussion and Analysis INTEROIL CORPORATION   33

The following table reconciles net income (loss), a Canadian GAAP measure, to EBITDA, a non-GAAP measure for each of the last eight quarters.

Quarters ended	2008		2007				2006
($ thousands)	Jun-30	Mar-31	Dec-31	Sep-30	Jun-30	Mar-31	Dec-31	Sep-30

Upstream	10,164	(1,135)	(3,128)	(5,015)	(5,492)	(4,009)	(719)	(1,107)
Midstream — Refining	16,329	5,724	9,589	(1,332)	3,775	6,336	9,144	1,674
Midstream — Liquefaction	(1,784)	(1,636)	(797)	(4,104)	(444)	(322)	(396)	(298)
Downstream	7,893	4,529	3,627	3,301	2,760	3,028	1,143	1,954
Corporate and Consolidated	(5,248)	(347)	(2,394)	(3,105)	4,959	(1,931)	(2,299)	(853)
Earnings before interest, taxes, depreciation and amortization	27,354	7,135	6,897	(10,255)	5,558	3,102	6,873	1,370

Subtract:

Upstream	—	—	—	—	—	—	(2)	(1)
Midstream — Refining	(3,389)	(3,887)	(4,397)	(8,155)	(2,156)	(2,091)	(2,478)	(3,330)
Midstream — Liquefaction	—	—	—	—	—	—	—	—
Downstream	(991)	(1,282)	(1,145)	(3,320)	66	(39)	(36)	(38)
Corporate and Consolidated	(547)	(21)	99	6,253	(2,768)	(2,352)	(3,131)	(1,981)
Interest expense	(4,927)	(5,190)	(5,443)	(5,222)	(4,858)	(4,482)	(5,647)	(5,350)

Upstream	—	—	—	—	—	—	—	—
Midstream — Refining	—	—	(44)	69	12	(17)	(42)	46
Midstream — Liquefaction	(49)	(24)	(13)	—	—	—	—	—
Downstream	(3,213)	(752)	(1,112)	261	(32)	(483)	(997)	(416)
Corporate and Consolidated	(124)	(81)	(12)	214	(15)	(13)	(12)	126
Income taxes and non-controlling interest	(3,386)	(857)	(1,181)	544	(35)	(513)	(1,051)	(244)

Upstream	(135)	(154)	(134)	299	(338)	(309)	(233)	(202)
Midstream — Refining	(2,724)	(2,761)	(2,158)	(2,781)	(2,748)	(2,717)	(2,806)	(2,699)
Midstream — Liquefaction	(16)	(15)	(15)	—	—	—	—	—
Downstream	(582)	(573)	(700)	(497)	(552)	(456)	(537)	(222)
Corporate and Consolidated	17	18	21	20	20	21	22	24
Depreciation and amortisation	(3,440)	(3,485)	(2,986)	(2,959)	(3,618)	(3,461)	(3,554)	(3,099)

Upstream	10,029	(1,289)	(3,262)	(4,716)	(5,831)	(4,318)	(953)	(1,309)
Midstream — Refining	10,218	(924)	2,990	(12,199)	(1,117)	1,511	3,818	(4,309)
Midstream — Liquefaction	(1,849)	(1,675)	(825)	(4,104)	(444)	(322)	(396)	(298)
Downstream	3,107	1,921	670	(255)	2,242	2,050	(427)	1,278
Corporate and Consolidated	(5,902)	(429)	(2,286)	3,382	2,196	(4,275)	(5,420)	(2,684)

Net profit (loss) per segment	15,603	(2,396)	(2,713)	(17,892)	(2,954)	(5,354)	(3,378)	(7,322)

Management Discussion and Analysis INTEROIL CORPORATION   34

PUBLIC SECURITIES FILINGS

You may access additional information about us, including our Annual Information Form for the year ended December 31, 2007, which is filed with the Canadian Securities Administrators at www.sedar.com, and our Form 40-F, which is filed with the U.S. Securities and Exchange Commission at www.sec.gov.
GLOSSARY OF TERMS

Barrel, Bbl (petroleum) Unit volume measurement used for petroleum and its products.
BP BP Singapore Pte Limited.
Condensate A component of natural gas which is a liquid at surface conditions.
Crack spread The simultaneous purchase or sale of crude against the sale or purchase of refined petroleum products. These spread differentials which represent refining margins are normally quoted in dollars per barrel by converting the product prices into dollars per barrel and subtracting the crude price.
Crude Oil A mixture consisting mainly of pentanes and heavier hydrocarbons that exists in the liquid phase in reservoirs and remains liquid at atmospheric pressure and temperature. Crude oil may contain small amounts of sulphur and other non-hydrocarbons but does not include liquids obtained from the processing of natural gas.
EBITDA Earnings before interest, taxes, depreciation and amortization. EBITDA represents net income/(loss) plus total interest expense (excluding amortization of debt issuance costs), income tax expense, depreciation and amortization expense. EBITDA is used to analyze operating performance.
Gross Margin is ‘sales and operating revenues’ less ‘cost of sales and operating expenses’
Farm out A contractual agreement with an owner who holds a working interest in an oil and gas lease to assign all or part of that interest to another party in exchange for the other party’s fulfillment of contractually specified conditions. Farm out agreements often stipulates that the other party must drill a well to a certain depth, at a specified location, within a certain time frame; furthermore, typically, the well must be completed as a commercial producer to earn an assignment of the working interest. The assignor of the interest usually reserves a specified overriding royalty interest, with the option to convert the overriding royalty interest to a specified working interest upon payout of drilling and production expenses.
FEED Front end engineering and design.
Feedstock Raw material used in a processing plant.
FID Final investment decision
GAAP Generally accepted accounting principles.
Gas A mixture of lighter hydrocarbons that exist either in the gaseous phase or in solution in crude oil in reservoirs but are gaseous at atmospheric conditions. Natural gas may contain sulphur or other non-hydrocarbon compounds.
ICCC Independent Consumer and Competition Commission in Papua New Guinea.
IPF InterOil Power Fuel. InterOil’s marketing name for low sulphur waxy residue oil.
IPP Import Parity Price. For each refined product produced and sold locally in Papua New Guinea, IPP is calculated by adding the costs that would typically be incurred to import such product to the average posted price for such product in Singapore as reported by Platts. The costs that are added to the reported Platts price

Management Discussion and Analysis INTEROIL CORPORATION   35

include freight costs, insurance costs, landing charges, losses incurred in the transportation of refined products, demurrage and taxes.
IPI Indirect Participation Interest.
LNG Liquefied natural gas. Natural gas converted to a liquid state by pressure and severe cooling, then returned to a gaseous state to be used as fuel. LNG is moved in tankers, not via pipelines. LNG, which is predominantly artificially liquefied methane, is not to be confused with NGLs, natural gas liquids, which are heavier fractions that occur naturally as liquids.
LPG Liquefied petroleum gas, typically ethane, propane butane and isobutane. Usually produced at refineries or natural gas processing plants, including plants that fractionate raw natural gas plant liquids. LPG can also occur naturally as a condensate.
LSWR Low sulfur waxy residual fuel oil.
Mark-to-market Used to evaluate futures/option positions using current market prices to determine profit/loss. The profit/loss can then be paid, collected or simply tracked daily.
Naphtha That portion of the distillate obtained in the refinement of petroleum which is an intermediate between the lighter gasoline and the heavier benzene, has a specific gravity of about 0.7, and is used as a solvent for varnishes, illuminant, and other similar products.
Natural gas A naturally occurring mixture of hydrocarbon and non-hydrocarbon gases found in porous geological formations beneath the earth’s surface, often in association with petroleum. The principal constituent is methane.
PGK Currency of Papua New Guinea.
PDL Petroleum Development License. The right given by the Independent State of Papua New Guinea to develop a field in readiness for commercial production.
PPL Petroleum Prospecting License. The tenement given by the Independent State of Papua New Guinea to explore for oil and gas.
PRL Petroleum Retention License. The tenement given by the Independent State of Papua New Guinea to allow the licensee holder to evaluate the commercial and technical options for the potential development of an oil and/or gas field.
Sweet/sour crude Definitions which describe the degree of a given crude’s sulfur content. Sour crudes are high in sulfur, sweet crudes are low.
Working interest An interest in a mineral property that entitles the owner of such interest to a share of the mineral productions from the property with the share based on such owner’s relative interest.
Natural gas measurements The following are some of the standard abbreviations used in natural gas measurement.
Mcf: standard abbreviation for 1,000 cubic feet.
Bil cu ft: Billion cubic feet. Also abbreviated to bcf.
Tcf: trillion cubic feet.

Management Discussion and Analysis INTEROIL CORPORATION   36